

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2015

Haiyun Zhuang
Chief Financial Officer
Yasheng Group
805 Veterans Boulevard #228
Redwood City, CA 94063

> **Re: Yasheng Group**
> **Schedule 14C**
> **Filed October 6, 2015**
> **File No. 000-31899**

Dear Mr. Zhuang:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please include a Summary Term Sheet. Refer to Item 14(b)(1) of Schedule 14A and corresponding Item 1001 of Regulation M-A.

2.   Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval. Refer to Item 14(b)(5) of Schedule 14A.

3.   Please provide the information required by Item 1015(b) of Regulation M-A regarding the outside appraisers. Specifically, please identify the appraisers in the information statement, include a brief description of the qualifications of the appraisers, describe the method of selection of the appraisers, describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship, and furnish a summary concerning the appraisal. Refer to Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b) of Regulation M-A.

Swap of Balance Sheets, page 5

4.   We note that you refer to this transaction as a swap of assets, but it appears that you are also transferring your existing business for the business of your sister company. In this regard, please update throughout to more fully describe the nature of the transaction.

Background of Swap Transaction, page 11

5.   We note that the Board of Directors took action by written consent and approved the swap transaction on August 18, 2015. It appears that you did not file a Form 8-K related to approval of the swap transaction. Please provide us with your analysis regarding whether an Item 1.01 Form 8-K was required.

Federal Income Tax Consequences of Swap, page 17

6.   We note your disclosure that you have not sought legal advice as to the tax consequences to your company or to your shareholders of the swap. If material, please discuss the federal income tax consequences of the transactions or tell us why you believe they are not material. Refer to Item 14(b)(4) of Schedule 14A and corresponding Item 1004(a)(2) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3611 if you have questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure